Exhibit 4.11

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

CODE OF BUSINESS CONDUCT

The Code of Business Conduct (the “Code”) of IMI International Medical Innovations Inc. (the “Corporation”) is a guide that highlights key issues and identifies policies and resources to help employees, officers and directors of the Corporation (“Representatives”) reach appropriate decisions. The Code is neither a contract nor a comprehensive manual that covers every situation that might be encountered.

Responsibility and Accountability

All Representatives have the personal responsibility to make sure that their actions conform to the Code and the laws that apply to their work. Any questions or concerns about illegal or unethical acts should be discussed with management. Failure to abide by the Code or the law may lead to appropriate disciplinary measures, up to and including dismissal.

All Representatives are expected to read the entire Code.

Additional Responsibilities of Employees in Positions of Senior Management

Employees in positions of senior management are expected to lead according to high standards of ethical conduct, in both words and actions. Managers are responsible for promoting open and honest two-way communications with Representatives. Managers must be role models who show respect and consideration for everyone involved with the Corporation. Managers must be diligent in looking for indications that unethical or illegal conduct has occurred. Anyone having a concern about unethical or illegal activities is expected to inform their manager and take appropriate and consistent action.

Responsibility to Employees

All employees, officers and directors of the Corporation will treat each other with respect and fairness at all times, valuing the difference of diverse individuals with various backgrounds. Employment decisions will be based on business reasons, such as qualifications, talents and achievements, and will comply with all applicable employment laws.

Harassment

Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Representatives are encouraged to speak out when a coworker’s conduct makes them uncomfortable and to report harassment when it occurs.

Threats or acts of violence or physical intimidation are prohibited.

Safety and Health

All Representatives are responsible for maintaining a safe workplace by following safety and health rules and practices and are further responsible for immediately reporting accidents, injuries, and unsafe equipment, practices or conditions to a supervisor or other designated person. The Corporation strives to keep its workplaces free from hazards.

In order to protect the safety of all employees, all Representatives must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

Responsibility to Business Partners

Neither the Corporation nor the Representatives will do business with others who are likely to harm the Corporation’s reputation, including, for example, those who intentionally and continually violate laws including, but not limited to, environmental, employment, safety and anti-corruption statutes. All arrangements with third parties must comply with the policies of the Corporation as outlined in the Code and applicable laws. Neither the Corporation nor the Representatives will use a third party to perform any act prohibited by law or by this Code.

Agents and Consultants

Commission rates or fees paid to agents, consultants or other similar parties must be reasonable in relation to the value of the product or work that is actually being done.

Consultants

Consultants play a vital role in the fulfillment of many of the Corporation’s activities. It is therefore very important to ensure that consultants of the Corporation preserve and strengthen the Corporation’s reputation by acting consistently with the Code.

Joint Ventures and Alliances

All Representatives will strive to ally with businesses that share the commitment of Representatives to ethics and also work to make the standards of any joint ventures compatible with those of the Corporation.

Responsibility to Shareholders

All Representatives must be committed to managing business operations of the Corporation in the best interests of all shareholders and to act in what they perceive to be the best interests of shareholders.

All Representatives have a responsibility to protect the assets of the Corporation from loss, damage, misuse or theft. Assets of the Corporation may only be used for business purposes and other purposes approved by management and in any case may never be used for illegal purposes.

Proprietary Information

All Representatives will safeguard all proprietary information. Proprietary information includes any information that is not generally known to the public and is of value to the Corporation, or would be of value to competitors of the Corporation. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve proprietary information continues even after employment ends.

Inside Information and Securities Trading

No one is permitted to trade in securities of the Corporation or any other kind of property based on knowledge stemming from their position or employment with the Corporation where that information hasn’t been reported publicly. Trading or “tipping” others who might make an investment decision based on inside job information violates several laws including provincial securities legislation. For example, using non-public information to buy or sell shares, other securities of the Corporation or the stock of a supplier or customer of the Corporation is prohibited both by law and this Code. Reference should be made to the Corporation’s Insider Trading Policy for complete details regarding trading in the Corporation’s securities.

Accuracy of Records of the Corporation

Honest and accurate recording and reporting of information is essential in order to make responsible business decisions. All financial books, records and accounts of the Corporation must accurately reflect transactions and events, and conform both to the applicable accounting principles as well as to the internal controls of the Corporation.

Business Communications

All business records and communications should be clear, truthful and accurate. Business records and communications may become public through litigation, government investigations or the media. Representatives should avoid exaggeration, colorful language, guesswork, legal conclusions, and derogatory remarks or characterizations of people and businesses. This applies to communications of all kinds, including e-mail and “informal” notes or memos. Records should always be retained and destroyed according to record retention policies of the Corporation.

Responsibility to Competitors

Representatives must never use any illegal or unethical methods to gather competitive information. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other businesses, is prohibited.

If information is obtained by mistake that may constitute a trade secret or confidential information of another business, or if there are questions about the legality of information gathering, either management or, where appropriate, the Corporation’s legal counsel should be consulted immediately.

Personal Community Activities

Representatives are free to support community, charity and political organizations and causes of their choice, as long as it is made clear that their views and actions are not those of the Corporation. Outside activities must not interfere with job performance.

No Representative may pressure another employee to express a view that is contrary to a personal belief, or to contribute to or support political, religious or charitable causes.

Environment

All Representatives will respect the environment by complying with all applicable environmental laws. The Corporation is committed to the protection of the environment by minimizing the environmental impact of the Corporation’s operations and operating its business in ways that will foster a sustainable use of the world’s natural resources. Representatives must notify management if hazardous materials come into contact with the environment or are improperly handled or discarded.

Responsibility to Governments

Compliance with the Law

All Representatives are required to comply with all applicable laws and regulations where and when doing business on behalf of the Corporation. Representatives are also responsible for checking with management or, where appropriate, the Corporation’s legal counsel, if there are any questions or concerns about the legality of an action. Representatives shall comply with all applicable antitrust and competition laws.

Political Activities

No one may, except with approval from management, make any political contribution on behalf of the Corporation or use the Corporation’s name, funds, property, equipment or services for the support of political parties, initiatives, committees or candidates. This includes any contribution of value. Additionally, engaging in lobbying activities or pursuing government contacts on behalf of the Corporation, should be approved and coordinated with management.

Conflicts of Interest

General Guidance

Business decisions and actions must be based on the best interests of the Corporation, and must not be motivated by personal considerations or relationships. Relationships with prospective or existing suppliers, contractors, customers, competitors or regulators must not affect the independent and sound judgment made on behalf of the Corporation. General guidelines to assist in understanding several of the most common examples of situations that may cause a conflict of interest are listed below. However, employees are required to disclose to management any situation that may be, or appear to be, a conflict of interest. When in doubt, it is best to disclose.

Outside Employment

Representatives may not work for or receive payments for services from any competitor, customer, distributor, consultant or supplier of the Corporation without approval of management. The skills acquired by Representatives and used for the benefit of the Corporation must not be used in such a way that could hurt the business of the Corporation.

Board Memberships

Employees of the Corporation serving on boards of directors or similar bodies for an outside company or government agency requires the approval of management. Such approval must be obtained in advance.

Family Members and Close Personal Relationships

No Representative may use his or her personal influence to persuade the Corporation to do business with a company in which their family members or friends have an interest.

Investments

No Representative may allow his or her investments to influence, or appear to influence, their independent judgment on behalf of the Corporation. This could happen in many ways, but it is most likely to create the appearance of a conflict of interest if an Representative has an investment in a competitor, supplier, customer, or distributor and the decisions of the Representative may have a business impact on this outside party. If there is any doubt about how an investment might be perceived, it should be disclosed to management.

No Representative is permitted to buy, directly or indirectly, or otherwise acquire rights to any property or materials while possessing knowledge that the Corporation may be interested in pursuing such an opportunity and the information possessed by the Representative is not yet public.

Receiving Gifts

Representatives are prohibited from accepting kickbacks, lavish gifts or gratuities. Representatives may accept items of nominal value, but may not accept anything that might make it appear that their judgment regarding the Corporation would be compromised.

In certain rare situations, where it would be impractical or harmful to refuse or return a gift, the situation is to be discussed with management.

Giving Gifts

Where a situation calls for giving a gift or gifts, the Corporation’s gifts must be legal, reasonable, and approved by management. No Representative may ever pay bribes.

No Representative will provide any gift if applicable law or the policy of the recipient’s organization prohibits it. For example, the employees of many government entities around the world are prohibited from accepting gifts. If in doubt, check with management first.

Gifts are not always physical objects but may include services, favors or any other item of value.

Entertainment

Receiving Entertainment

Representatives may accept entertainment that is reasonable in the context of the business and that advances the Corporation’s interests. For example, accompanying a business associate to a local cultural or sporting event, or to a business meal, would in most cases be acceptable.

Entertainment that is lavish or frequent may appear to influence one’s independent judgment on behalf of the Corporation. Where an invitation appears inappropriate, the offer must be turned down or the true value of the entertainment paid. Accepting entertainment that may appear inappropriate should be discussed with management in advance if possible.

Providing Entertainment

Representatives may provide entertainment that is reasonable in the context of the business. Any concern regarding the appropriateness of providing entertainment should be discussed with management in advance.

Applicable law may prohibit entertainment of government officials. Obtain approval from management in each instance.

Travel

Acceptance of Travel Expenses

Employees may accept transportation and lodging provided by a supplier or other third party, if the trip is for business and is approved in advance by management. All travel accepted must be accurately recorded in travel expense records.

Providing Travel

Unless prohibited by applicable law or the policy of the recipient’s organization, the Corporation may pay the transportation and lodging expenses properly incurred by customers, agents or suppliers in connection with the business of the Corporation. The visit must be for a business purpose, for example, on-site examination of equipment, contract negotiations or training.

Management must approve all travel by government officials that is sponsored or paid for by the Corporation in advance.

How to Get Help

All questions about the Code should, in the first place, be directed to a supervisor or manager. Should it be inappropriate in the circumstances to discuss the issue with a supervisor, an alternate member of management or, where appropriate, the Corporation’s legal counsel should be consulted.